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                                                                   EXHIBIT 99.6

                           CAPTIAL CITIES/ABC, INC.

              77 WEST 66th STREET . NEW YORK, NEW YORK 10023-6298


                                                                     456-7777
                                                                   AREA CODE 212

                                                              November 17, 1995

To the Shareholders of Capital Cities/ABC, Inc.:

  You are cordially invited to attend a Special Meeting of Shareholders of Capital Cities/ABC, Inc. to be held at 10:00 a.m. on January 4, 1996, in Studio TV-1 at 7 West 66th Street, New York, New York.

  As described in the enclosed Joint Proxy Statement/Prospectus, at the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt an Amended and Restated Agreement and Plan of Reorganization dated as of July 31, 1995 (the "Reorganization Agreement"), between The Walt Disney Company ("Disney") and Capital Cities/ABC, Inc. ("Capital Cities") and an Agreement and Plan of Merger among Capital Cities, DC Holdco, Inc. ("New Disney"), a holding company that will hold the common stock of Disney and Capital Cities following the transaction, and DCB Merger Corp., a newly formed subsidiary of New Disney. Under the Reorganization Agreement, Capital Cities will merge with DCB Merger Corp. (the "Capital Cities Merger") and become a wholly owned subsidiary of New Disney. In the Capital Cities Merger, each outstanding share of Capital Cities common stock will be converted into the right to receive one share of common stock of New Disney plus $65 in cash or, at the shareholder's election (and subject to proration) either cash or shares of common stock of New Disney with a value equal to the value of one share of common stock of Disney (calculated over a ten trading day period preceding the effective time of the transaction) plus $65. Tax consequences to a shareholder of Capital Cities will differ depending upon whether cash, stock or a combination of cash and stock is received. The maximum amount of cash to be paid as merger consideration to Capital Cities shareholders may be increased in Disney's sole discretion at any time prior to the fifth business day following the deadline for submission of elections by Capital Cities shareholders. See "THE REORGANIZATION AGREEMENT--Capital Cities Merger Consideration" in the accompanying Joint Proxy Statement/Prospectus.

  Your Board of Directors has determined that the Capital Cities Merger is in the best interests of Capital Cities and its shareholders and has unanimously approved the Reorganization Agreement and the Capital Cities Merger. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE CAPITAL CITIES MERGER.

  Berkshire Hathaway Inc. has agreed to vote its shares of Capital Cities common stock (representing, as of October 31, 1995, approximately 13% of the outstanding shares of Capital Cities common stock) in favor of the Reorganization Agreement and the Capital Cities Merger.

  Consummation of the Capital Cities Merger is subject to certain conditions, including approval and adoption of the Reorganization Agreement and the Capital Cities Merger by the affirmative vote of the holders of two-thirds of the outstanding shares of Capital Cities common stock and the receipt of certain approvals from regulatory authorities.

  You are urged to read the accompanying Joint Proxy Statement/Prospectus which provides you with a description of the terms of the proposed transaction. A copy of the Reorganization Agreement is included as Appendix A to the enclosed Joint Proxy Statement/Prospectus.

  It is very important that your shares be represented at the Special Meeting. Whether or not you plan to attend the Special Meeting, you are requested to complete, date, sign and return the proxy card in the enclosed postage-
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paid envelope. Failure to return a properly executed proxy card or vote at the
Special Meeting would have the same effect as a vote against the Reorganization Agreement and the Capital Cities Merger. Please do not send in your stock certificates at this time. In the event the Capital Cities Merger is consummated, you will be sent a letter of transmittal for that purpose promptly thereafter.

                                          Sincerely,


                                          /s/ Thomas S. Murphy
                                          Thomas S. Murphy

                                          Chairman of the Board and Chief
                                          Executive Officer